SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 15

 Certification and Notice of Termination of Registration  under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number 333-72061

                   First Banking Company of Southeast Georgia
                   ------------------------------------------
             (Exact name of registrant as specified in its charter)

    40 North Main Street, Statesboro, Georgia 30459 Telephone: (912) 764-6611
    -------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Common Stock, par value $1.00 per share (Title of each
             ------------------------------------------------------
                    class of securities covered by this Form)

                                      None
                                      ----
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [X]*   Rule 12g-4(a)(2)(ii) [ ]    Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(1)(ii) [ ]    Rule 12h-3(b)(1)(i)  [ ]    Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(i)  [ ]    Rule 12h-3(b)(1)(ii) [ ]    Rule 15d-6           [ ]


Approximate number of holders of record as of the certification or notice date:
None

*First  Banking  Company of  Southeast  Georgia  was  merged  with and into BB&T
 Corporation on June 15, 2000.

     Pursuant to the requirements of the Securities Exchange Act of 1934, BB&T Corporation, the successor by merger to First Banking Company of Southeast Georgia, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE: June 26, 2000               BB&T CORPORATION

                                  By:  /s/ Jerone C. Herring
                                  Name:  Jerone C. Herring
                                  Title: Executive Vice President and Secretary

                          [BB&T Corporation letterhead]


June 26, 2000


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street
Washington D.C. 20549


         Re:      First Banking Company of Southeast Georgia-- Form 15


Ladies and Gentlemen:

     On behalf of First Banking Company of Southeast Georgia (the "Company"), and pursuant to Rule 12g-4 under the Securities Exchange Act of 1934 and Rule 10l(a) of Regulation S-T, we are transmitting via EDGAR a Form 15 relating to the deregistration of the Company's common stock, par value $1.00 per share.

     If you have any questions regarding this Form 15, please contact the undersigned at (336) 733-2180.

                                Very truly yours,

                                BB&T CORPORATION

                                 By: /s/ Jerone C. Herring
                                 Name:    Jerone C. Herring
                                 Title:   Executive Vice President and Secretary